SEC
Mail Processing
Section

FEB 27 2017

Washington DC
416

17005003

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel G. Lempe 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Glendale (City) Colorado (State) 80246 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel G. Lempe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NATALIE BRUSH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20144012690
MY COMMISSION EXPIRES MARCH 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDENTIAL BROKERAGE, INC.

(SEC File No. 8-43930)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2016
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

PRESIDENTIAL BROKERAGE, INC.

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S-Corporation) as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Presidential Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Presidential Brokerage Inc.'s financial statements. The supplementary information contained in Schedules I and II is the responsibility of Presidential Brokerage, Inc.'s management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
Denver, Colorado
February 13, 2017

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	530,630
Due from clearing house		120,374
Accrued revenue		94,398
Broker receivable and other		4,645
Total Current Assets		750,047
PROPERTY AND EQUIPMENT, at cost		
Office equipment and furniture		475,819
Less accumulated depreciation		(475,819)
		-
OTHER ASSETS:		
Clearing deposit		100,395
Deposit		35,496
		135,891
TOTAL ASSETS	$	885,938

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	35,019
Accrued expenses		22,433
Accrued client cost		257,000
Commissions payable		218,906
Total Current Liabilities		533,358
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 2,000,000 shares, 1,414,333 shares issued and outstanding		70,717
Additional paid in capital		350,185
Retained deficit		(68,322)
Total Stockholders' Equity		352,580
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	885,938

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Total services	$	6,068,809
Interest income		153
		6,068,962
OPERATING EXPENSES:		
Salaries and commissions		4,057,412
Rent		580,175
Advertising		380,321
Payroll and other taxes		259,147
Client costs		257,000
Insurance		136,578
Outside services		120,130
Office expense		85,563
Other operating		84,741
Brokerage charges		70,763
Telephone		64,874
Registration fees		51,028
Travel and entertainment		3,708
Depreciation		2,843
		6,154,283
NET LOSS	$	(85,321)

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2016	1,405,333	$ 70,267	$ 349,645	$ 16,999	$ 436,911
Stock grant	9,000	450	540	-	990
Net loss	-	-	-	(85,321)	(85,321)
BALANCE, DECEMBER 31, 2016	1,414,333	$ 70,717	$ 350,185	$ (68,322)	$ 352,580

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(85,321)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		2,843
Issuance of stock for services rendered		990
Increase (decrease) in cash resulting from change in:		
Due from clearing house		(71,215)
Broker receivable and other		15,648
Accrued revenue		23,227
Accounts payable		(45,230)
Accrued expenses		(3,335)
Accrued client cost		257,000
Commissions payable		(75,772)
NET CASH PROVIDED BY OPERATING ACTIVITIES		18,835
CASH FLOWS FROM INVESTING ACTIVITIES:		
Clearing deposit reserved		(153)
Security deposit returned		4,350
Purchase of property and equipment		(2,843)
NET CASH PROVIDED BY INVESTING ACTIVITIES		1,354
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,189
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		510,441
CASH AND CASH EQUIVALENTS, END OF YEAR	$	530,630
Supplemental disclosure of cash data:		
Taxes paid	$	1,228

Supplemental disclosure of non cash financing activities:
During the year ended December 31, 2016, the Company issued 9,000 shares of common stock for services rendered.

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's securities business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company operates in California which imposes a minimum franchise tax of $800.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2013 through 2015 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2016.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has reviewed subsequent events February 13, 2017 which is the date the financial statements were available to be issued.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2016, the Company's net capital was $312,440.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

4. Commitment and Contingencies

Lease Commitment

The Company incurred rental expense of $580,175 in 2016 under four operating lease agreements for office space in Denver, Loveland, Colorado Springs and San Diego, California. The non-cancellable Denver lease expired May 31, 2014. The Company signed a third amendment to a non-cancellable lease effective September, 2013, referred to as an Expansion Lease for additional rentable space through May, 2021. Monthly rent is $18,910.42.

The Company signed a lease agreement for the Colorado Springs location effective July, 2013. Monthly rent is $10,162.50. The lease term is 60 months and expires June, 2018.

The Loveland, Colorado lease was signed in July, 2011. Monthly rent is $6,661. The lease expires December, 2018.

The San Diego lease was signed in February, 2011 and the monthly rent is $3,576 for the entire lease term. The lease expires March 31, 2016. The Company did not renew this lease.

Future minimum lease payments under these leases through May, 2021 are:

2017	$ 474,297
2018	420,691
2019	313,007
2020	318,849
2021	175,471
	$ 1,702,315

Contingencies

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. For the year ended December 31, 2016, the Company has accrued a liability of $257,000 for potential claims.

5. Common Stock Issued

During 2016, the Company issued 9,000 shares of common stock to employees with a value of $990 in accordance with the provisions of the stock bonus plan. Accordingly, $450 was allocated to common stock with a stated value of $.05 per share and $540 was allocated to additional paid in capital with a stated value of $.06 per share.

SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

STOCKHOLDERS' EQUITY	$ 352,580
DEDUCTIONS:	
Non-allowable assets	(40,140)
NET CAPITAL	$ 312,440
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 491,645
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.5736:1

There were no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA.

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Presidential Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Presidential Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Presidential Brokerage, Inc. stated that Presidential Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Presidential Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Presidential Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 13, 2017

PRESIDENTIAL BROKERAGE, INC.;

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members if management of Presidential Brokerage, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission 9"SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2016 through December 31, 2016.

Presidential Brokerage, Inc.

By:

Daniel J Lampe, President

Name and Title

2 7 17

Date

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSEMENT AND PAYMENTS (FORM SIPC-7)

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Presidential Brokerage Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidential Brokerage Inc.'s compliance with the applicable instructions of Form SIPC-7. Presidential Brokerage Inc.'s management is responsible for Presidential Brokerage Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 13, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043930 FINRA DEC
Presidential Brokerage, Inc. 18*18
5445 DTC Parkway, Suite 1100
Greenwood Village, CO 80111-3056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tony Campen 303-694-1600

2. A. General Assessment (item 2e from page 2)		$ 3,331
B. Less payment made with SIPC-6 filed (exclude interest) 7/5/2016 Date Paid		(1,833)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,498
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,498	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,068,961
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,657,111
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	37,070
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $42,294	
Enter the greater of line (i) or (ii)	42,294
Total deductions	4,736,475
2d. SIPC Net Operating Revenues	$1,332,486
2e. General Assessment @ .0025	$3,331

(to page 1, line 2.A.)